October 12, 2010
Securities and Exchange Commission
Division of Corporation Finance
Attention: Catherine Brown
100 F Street, NE
Washington, D.C. 20549

RE:	Chesapeake Utilities Corporation (the “Company”) Definitive Proxy Statement on Schedule 14A Filed March 31, 2010 File No. 001-11590
Dear Ms. Brown:
This letter is to acknowledge receipt of the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission dated September 17, 2010, regarding the Staff’s review of the Company’s Definitive Proxy Statement on Schedule 14A, filed March 31, 2010.
We respectfully request an extension of the time period in which to respond to the Staff’s comment letter until Friday, October 15, 2010.
If you have any questions or comments regarding the foregoing, please contact our counsel, Jeffrey Decker of Baker & Hostetler LLP at (407) 649-4017.
Sincerely,
/s/ Beth W. Cooper
Beth W. Cooper
Senior Vice President and Chief Financial Officer
909 Silver Lake Boulevard, Dover, Delaware 19904, 302.734.6799, 302.734.6750/fax